UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 9, 2019

Social Capital Hedosophia Holdings Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38202	98-1366046
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

120 Hawthorne Avenue Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

(650) 521-9007

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one Warrant to purchase one Class A ordinary share	IPOA.U	New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share	IPOA	New York Stock Exchange
Warrants to purchase Class A ordinary shares	IPOA.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment amends the Current Report on Form 8-K of Social Capital Hedosophia Holdings Corp., filed with the Securities Exchange Commission (the “SEC”) on July 9, 2019 (the “July 9 Current Report”), in which Social Capital Hedosophia Holdings Corp. reported, among other events, the execution of the Merger Agreement (as defined below).

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Social Capital Hedosophia Holdings Corp. is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“SCH”). As previously disclosed in the July 9 Current Report, on July 9, 2019, SCH entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (“V10”), Foundation Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub A”), Foundation Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub B”), Foundation Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of SCH (“Merger Sub LLC” collectively with Merger Sub A and Merger Sub B, the “Merger Subs”), TSC Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of V10 (“Company A”), Virgin Galactic Vehicle Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Holder (“Company B”) and VGH, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Holder (“Company LLC” collectively with Company A and Company B, the “VG Companies” and together with V10, “VG”).

The Mergers

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, including the Purchase Agreement (as defined below), the “Business Combination”):

(i)             at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, (x) in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub A will merge with and into Company A, the separate corporate existence of Merger Sub A will cease and Company A will be the surviving corporation and a wholly owned subsidiary of SCH (“Corp Merger A”), (y) Merger Sub B, will merge with and into Company B, the separate corporate existence of Merger Sub B will cease and Company B will be the surviving corporation and a wholly owned subsidiary of SCH (“Corp Merger B”) and (z) in accordance with Section 18-209 of the Delaware Limited Liability Corporation Act, as amended, Merger Sub LLC will merge with and into Company LLC, the separate company existence of Merger Sub LLC will cease and Company LLC will be the surviving company and a wholly owned subsidiary of SCH (the “LLC Merger” collectively with Corp Merger A and Corp Merger B, the “Mergers”);

(ii)            as a result of the Mergers, among other things, all outstanding shares of common stock or limited liability company interests, as applicable, of each of the VG Companies will be cancelled in exchange for the right to receive a number of shares of SCH Common Stock (as defined below) equal to the quotient obtained by dividing $1,300,000,000 by $10.00; and

(iii)           upon the effective time of the Mergers (the “Effective Time”), SCH will immediately be renamed “Virgin Galactic Holdings, Inc.”

The Board of Directors of SCH (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of SCH.

The Domestication

Prior to the Closing, subject to the approval of SCH’s shareholders, and in accordance with the DGCL, Cayman Islands Companies Law (2018 Revision) (the “CICL”) and SCH’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), SCH will effect a deregistration under the CICL and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication (the “Certificate of Domestication”) with the Secretary of State of Delaware), pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class A Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of SCH (after its Domestication) (the “SCH Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class B Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of SCH Common Stock; provided, however, that with respect to the SCH Class B Ordinary Shares held by the Sponsor (as defined below), in connection with the Domestication the Sponsor will instead receive upon the conversion of the SCH Class B Ordinary Shares held by it, a number of shares of SCH Common Stock equal to (x) the number of SCH Class B Ordinary Shares held by it as of immediately prior to the Domestication minus (y) after giving effect to the Domestication, the number of shares of SCH Common Stock underlying the Director RSU Grants (as defined below) that were outstanding as of immediately prior to the Domestication, (iii) each then issued and outstanding warrant of SCH will convert automatically into a warrant to acquire one share of SCH Common Stock, pursuant to the Warrant Agreement, dated September 13, 2017, between SCH and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of SCH (the “Cayman SCH Units”) will convert automatically into a unit of SCH (after the Domestication) (the “Domesticated SCH Units”), with each Domesticated SCH Unit representing one share of SCH Common Stock and one-third of one Domesticated SCH Warrant.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by SCH’s shareholders of the Business Combination and related agreements and transactions, (ii) the effectiveness of the proxy / registration statement on Form S-4 to be filed by SCH in connection with the Business Combination, (iii) the receipt of certain regulatory approvals (including approval for listing on the NYSE of the shares of SCH Common Stock to be issued in connection with the Mergers), (iv) that SCH have at least $5,000,001 of net tangible assets upon Closing and (v) the absence of any injunctions.

In addition, prior to the Closing, V10 and certain of its subsidiaries (including the VG Companies) will consummate the restructuring transactions as set forth in Merger Agreement, pursuant to which Company A, Company B and Company LLC will become, in each case, direct wholly-owned subsidiaries of V10 (the “Pre-Closing Restructuring”), and it is a condition to the obligations of SCH and Merger Subs to consummate the Mergers that (i) the Pre-Closing Restructuring has been substantially completed and (ii) the VG Companies and their subsidiaries collectively hold cash in an amount equal to or greater than $2,000,000, in the aggregate, in each case, as of the Closing.

Other conditions to V10 and the VG Companies’ obligations to consummate the Mergers include, among others, that as of the Closing, (i) the Domestication has been completed, and (ii) the amount of cash available in the trust account into which substantially all of the proceeds of SCH’s initial public offering and private placements of its warrants have been deposited for the benefit of SCH, certain of its public shareholders and the underwriters of SCH’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy SCH’s obligations to its shareholders (if any) that exercise their rights to redeem their SCH Class A Ordinary Shares (each, a “Redemption”) pursuant to the Cayman Constitutional Documents (“Trust Amount”), is at least equal to the sum of (x) $400,000,000 plus (y) if applicable, an aggregate of approximately $24,150,000 of deferred underwriting commissions being held in the Trust Account (the “Minimum Available SCH Cash Amount”); provided that this condition may not be waived by V10 or the VG Companies if the Available SCH Cash (as defined below) is less than $200,000,000 (the “Minimum SCH Cash Condition”).

However, if the Trust Amount as of the Closing is less than the Minimum Available SCH Cash Amount, then (1) V10 and its affiliates will have the right (but not the obligation) to purchase (or seek a third party to purchase) additional shares of SCH Common Stock at a price per share of $10.00 up to the Minimum Available SCH Cash Amount less the amount of any Primary Purchase (as defined below) pursuant to clause (2) (the “Additional V10 Equity Amount”) and (2) if the aggregate purchase price paid to SCH by the CP Holder (as defined below) under a Primary Purchase (the “Investment Amount”, as more fully described below), when added to the Trust Amount and the Additional V10 Equity Amount, is equal to or greater than the Minimum Available SCH Cash Amount, then the Minimum SCH Cash Condition will be deemed to have been satisfied (the amount as calculated by adding the Trust Amount, the Additional V10 Equity Amount and the Investment Amount, the “Available SCH Cash”).

Repurchase

Pursuant to the Merger Agreement, within ten business days after the Closing, if the Available SCH Cash is greater than $500,000,000 (the amount by which the Available SCH Cash exceeds $500,000,000, the “Remaining Cash”), then SCH will, at V10’s election, use cash in an amount up to the lesser of $200,000,000 and the Remaining Cash to repurchase shares of SCH Common Stock from V10 at a purchase price of $10.00 per share.

Extension

In connection with the transactions contemplated by the Merger Agreement and in accordance with the Cayman Constitutional Documents and the Investment Management Trust Agreement, dated September 13, 2017 (the “Trust Agreement”), between SCH and Continental Stock Transfer & Trust Company, as trustee, SCH will, to the extent required under the Merger Agreement and subject to the approval of SCH’s shareholders, amend the Cayman Constitutional Documents and the Trust Agreement to extend the period within which SCH must have completed an initial Business Combination (as defined therein) to December 18, 2019 and, if required, to April 18, 2020 (the “Extension”).

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) the VG Companies to prepare and deliver to SCH certain audited and unaudited consolidated financial statements of the VG Companies, (iv) SCH to prepare and file a proxy / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of SCH shareholders of certain proposals regarding the Business Combination (including the Domestication and Extension), and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

In addition, the Merger Agreement contains “wrong pockets” covenants, pursuant to which (i) V10 and its affiliates agree to transfer to the VG Companies or a designated subsidiary, any assets or liabilities substantially exclusively used in the business of the VG Companies and their subsidiaries as conducted on the date of the Closing (the “Closing Date”) that were inadvertently not transferred to the VG Companies and (ii) SCH and its subsidiaries (including, from and after the Closing, the VG Companies) agree to transfer to V10 or a designated affiliate, any asset or liability substantially exclusively used in the business of V10 or its affiliates (other than the VG Companies or their subsidiaries) as conducted on the Closing Date that was inadvertently transferred to the VG Companies prior to Closing. The parties further agree to reimburse one another for certain losses actually paid by such party in respect of such “wrong pocket” liabilities, in each case, subject to the terms and conditions of the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by SCH, Merger Subs, V10 and the VG Companies. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the closing of the Mergers, but SCH retains the right to pursue recoveries under any representation and warranty policy which SCH may, in its sole discretion, seek to obtain and bind prior to the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (x) by mutual written consent of SCH and V10, (y) by V10, in the event of certain injunctions, if certain approvals of the shareholders of SCH, to the extent required under the Merger Agreement, are not obtained as set forth therein or if there is a Modification of Recommendation (as defined in the Merger Agreement) or (z) by either SCH or V10 in certain other circumstances set forth in the Merger Agreement, including in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before December 18, 2019, or if the time period for SCH to consummate a business combination is extended to April 18, 2020, the Closing has not occurred on or before April 18, 2020 (the later of such dates, the “Agreement End Date”).

Certain Related Agreements

Purchase Agreement

As previously disclosed in the July 9 Current Report, SCH also announced entry into a Purchase Agreement (the “Purchase Agreement”), in connection with the transactions contemplated by the Merger Agreement, by and among SCH, Chamath Palihapitiya (the “CP Holder”), SCH’s Chief Executive Officer and Chairman of its Board of Directors, and V10, pursuant to which, among other things, the CP Holder has agreed to, concurrently with the consummation of the Mergers, at the option of V10, (i) purchase a number of shares of newly issued SCH Common Stock from SCH in exchange for cash to be retained by SCH (the “Primary Purchase”), or (ii) purchase a number of shares of SCH Common Stock from V10, which will reduce the number of shares purchased directly from SCH pursuant to clause (i) (the “Secondary Purchase” and together with the Primary Purchase, the “Purchase”), in each case, subject to the terms and conditions contemplated by the Purchase Agreement; provided that the aggregate number of shares of SCH Common Stock to be purchased by the CP Holder pursuant to the Purchase Agreement will, in any event, be equal to 10,000,000, and the aggregate price paid for such shares will be equal to $100,000,000. The Purchase Agreement also contemplates that, at the option of V10, V10 may use all or a portion of the proceeds of any Secondary Purchase to purchase from SCH up to 10,000,000 newly issued shares of SCH Common Stock (but in no event to exceed the number of shares of SCH Common Stock purchased in such Secondary Purchase) at a price of $10.00 per share for an aggregate purchase price of up to $100,000,000.

However, if the Minimum SCH Cash Condition is not satisfied or validly waived prior to or concurrently with the Closing, then V10 will not have the right to exercise any such option. The Purchase Agreement is filed with this Current Report as Exhibit 10.1 and is incorporated herein by reference.

Sponsor Support Agreement

As previously disclosed in the July 9 Current Report, on July 9, 2019, SCH also announced entry into a Support Agreement (the “Sponsor Support Agreement”), by and among SCH, SCH Sponsor Corp., a Cayman Islands exempted company and shareholder of SCH (the “Sponsor”), V10, each officer and director of SCH, V10, Company A, Company B and Company LLC, pursuant to which the Sponsor and each officer and director of SCH agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Stockholders’ Agreement

The Merger Agreement contemplates that, at the Closing, SCH will enter into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with V10, the Sponsor and the CP Holder (together with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the “Voting Parties”), pursuant to which, among other things, (i) V10 and the CP Holder will be granted rights to designate directors to the Board of SCH (and the Voting Parties will vote in favor of such designees), (ii) V10 will agree not to take action to remove the members of the Board designated by the CP Holder pursuant thereto, (iii) the CP Holder will agree not to take action to remove the members of the Board designated by V10 pursuant thereto, and (iv) V10 will, under certain circumstances, have the right to approve certain matters as set forth therein.

The Stockholders’ Agreement also contemplates that, from and after the Closing, the Board of SCH will consist of seven directors, the Chairman of the Board will initially be Chamath Palihapitiya and includes certain other provisions regarding SCH’s anticipated classification as a “controlled company” following the Effective Time.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, SCH, V10, the Sponsor and CP Holder will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which SCH will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of SCH Common Stock and other equity securities of SCH that are held by the parties thereto from time to time. Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of SCH Common Stock held by the Sponsor immediately following the Closing and the shares of SCH Common Stock received by V10 in connection with the Business Combination, including a two-year lock-up of such shares in each case, subject to limited exceptions as contemplated thereby (including that V10 may transfer up to 50% of the shares of SCH Common Stock received by it pursuant to the Merger Agreement after giving effect to the related transactions).

Transition Services Agreements

The Merger Agreement contemplates that, at the Closing, TSC, LLC, Virgin Galactic, LLC (“VG, LLC”), Galactic Ventures LLC (“GV LLC”) and Virgin Orbit, LLC (“VO LLC”), will enter into a Transition Services Agreement, pursuant to which the parties establish a service schedule to control the provision of certain services among the parties.

In addition, the Merger Agreement contemplates that, at the Closing, pursuant to the UK Transition Services Agreement (the “UK TSA” together with the US TSA, the “Transition Services Agreements”), governed under the laws of England and Wales, current Virgin Galactic Limited employees based in the United Kingdom will continue to receive access to certain third party employee benefits services for up to 12 months post-Closing, including pension benefits, dental insurance and private healthcare schemes.

Deed of Novation, Amendment and Restatement of Trade Mark License

In connection with the Business Combination, on July 9, 2019, Virgin Enterprises Limited (“VEL”), VG, LLC and SCH have entered into a deed of novation, amendment and restatement (the “Novation Deed”), pursuant to which the trade mark license agreement, dated July 15, 2009, as supplemented and amended by a letter agreement dated December 4, 2013 and amended and restated on March 1, 2017 and further amended on May 30, 2017 (pursuant to which VEL granted VG, LLC certain rights to use certain VIRGIN marks) (the “TMLA”), was novated to SCH, and the parties thereto have agreed to amend and restate the TMLA in full in the form attached as an annex to the Novation Deed, with effect from and after the Effective Time (the “Amended TMLA”).

The form of Amended TMLA, among other things, contemplates that VEL will grant to SCH (following the Domestication, referred to therein as “VGHI”), during the term of the Amended TMLA (and subject to the terms and conditions set forth therein), the right to use the Virgin brand, name and logo in relation to the provision of orbital and sub-orbital space flight experiences to clients and certain other ancillary activities set forth in the Amended TMLA.  Subject to certain exceptions and adjustments contained in the Amended TMLA, VGHI will agree to pay VEL a royalty fee based on VHGI’s and its subsidaries’ gross sales.

The Amended TMLA also contains, among other things, customary mutual indemnity provisions, representations and warranties, information rights of VEL and restrictions on VGHI’s and its affiliates’ ability to apply for or obtain registration for any confusingly similar intellectual property to that licensed to VGHI pursuant to the Amended TMLA. The Amended TMLA has an initial term of 25 years, subject to renewal for up to two additional ten year periods or earlier termination as set forth in the Amended TMLA.

2019 Incentive Award Plan and Director RSU Grants

In addition, as contemplated by the Merger Agreement, on July 8, 2019, the Board of Directors of SCH adopted the 2019 Incentive Award Plan (the “Plan”). The aggregate number of shares of SCH Common Stock that may be issued pursuant to the Plan will be equal to (i) ten percent of the sum of (x) issued and outstanding shares of SCH Common Stock as of the Closing plus (y) the number of shares of SCH Common Stock covered by the Director RSU Grants as of immediately prior to the Closing, plus (ii) the number of shares of SCH Common Stock covered by the Director RSU Grants as of immediately prior to the Closing. The Plan’s purpose is to enhance the ability of SCH to attract, retain and motivate those individuals who make important contributions to SCH and the VG Companies after the Closing by providing equity ownership opportunities and/or equity-linked compensatory opportunities.  The Plan is subject to, and contingent upon, approval of the SCH’s shareholders.

Contemporaneous with the execution of the Merger Agreement and the adoption of the Plan, the Board approved a grant of restricted stock units pursuant to the Plan (“Director RSU Grants”) to certain members of the Board that, at the Closing, will vest and be converted into the right to receive an aggregate of 1,500,000 shares of SCH Common Stock. The Director RSU Grants are subject to, and contingent upon, (i) the closing of the Mergers, (ii) approval of the Plan by SCH’s shareholders, (iii) the event described under “The Domestication” above, including the reduction in the number of shares of SCH Common Stock to be received by the Sponsor in the Domestication by the number of shares of SCH Common Stock underlying the Director RSU Grants that were outstanding as of immediately prior to the Domestication, (iv) the continued service of the respective participants on the Board through the Closing Date, and (v) the accuracy and completeness of the participant’s representations and warranties in connection with the award grant. The restricted stock units will not settle in to shares of SCH Common Stock until a date selected by SCH that occurs between January 1 and December 31st of the year following the Closing.

The foregoing description of the Merger Agreement, Purchase Agreement and Sponsor Support Agreement, and the transactions and documents contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, the Purchase Agreement and the Sponsor Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Purchase Agreement and the Sponsor Support Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about SCH or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Purchase Agreement, the Sponsor Support Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Purchase Agreement and the Sponsor Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Purchase Agreement or the Sponsor Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Purchase Agreement or the Sponsor Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Purchase Agreement or the Sponsor Support Agreement, as applicable, which subsequent information may or may not be fully reflected in the SCH’s public disclosures.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between VG and SCH. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Information about SCH’s directors and executive officers and their ownership of SCH’s securities is set forth in SCH’s Annual Report on Form 10-K filed with the SEC on March 18, 2019. To the extent that holdings of SCH’s securities have changed since the amounts reported in SCH’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between VG and SCH, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets and expected performance of VG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on VG’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of VG, (viii) the outcome of any legal proceedings that may be instituted against VG or against SCH related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of SCH’s securities on the New York Stock Exchange, (x) changes in the competitive and highly regulated industries in which VG plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting VG’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive and novel tourist spaceflight industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VG and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VG nor SCH gives any assurance that either VG or SCH will achieve its expectations.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of SCH Common Stock to be issued to V10 in connection with the Business Combination and the CP Holder in any Primary Purchase, pursuant to the terms of the Merger Agreement and the Purchase Agreement, as applicable, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 9, 2019
10.1	Purchase Agreement, dated as of July 9, 2019
10.2	Sponsor Support Agreement, dated as of July 9, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Social Capital Hedosophia Holdings Corp.

Date: July 11, 2019	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer